May 31, 2019

Via E-mail and EDGAR

Securities and Exchange Commission
Attention: Anuja A. Majmudar
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Evolution Petroleum Corporation
Registration Statement on Form S-3
Filed May 13, 2019, as amended
Commission File No. 333-231412 (the "Registration Statement")

Ladies and Gentlemen:

Evolution Petroleum Corporation (the “Company) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 1:00 p.m. Eastern Standard Time on June 4, 2019, or as soon thereafter as possible.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EVOLUTION PETROLEUM CORPORATION

By:	/s/ David Joe
David Joe
Senior Vice President, Chief Financial Officer and
Treasurer

cc:    Mark W. Coffin, Esq.
Seyfarth Shaw LLP

Evolution Petroleum Corporation ▪ 1155 Dairy Ashford, Suite 425 ▪ Houston, Texas 77079
Tel: 713-935-0122 FAX: 713-935-0199